Exhibit 99.1

Chemomab Therapeutics Granted 180-Day Extension by Nasdaq to Regain Compliance
with Minimum Bid Price Rule

TEL AVIV, Israel ─ May 8, 2024 ─ Chemomab Therapeutics Ltd. (Nasdaq: CMMB) (Chemomab), a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need, today announced that it received formal notification from the Listing Qualification Department of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that it has been granted an additional 180-day compliance period, or until November 4, 2024, to regain compliance with Nasdaq’s minimum $1.00 bid price per share requirement.

If at any time until November 4, 2024, the closing bid price of Chemomab’s American Depositary Shares (the "ADSs") is at least $1.00 per ADS for a minimum of 10 consecutive trading days, Nasdaq will provide written confirmation of compliance to the Company and the matter will be closed.

In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), Nasdaq staff determined that Chemomab was eligible for an additional 180-day period to regain compliance based on the Company meeting the continued listing requirement for the market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and, if necessary, to do so by effecting a reverse stock split.

This current notification from Nasdaq has no immediate effect on the listing or trading of the Company’s ADSs, which continue to be listed and traded on The Nasdaq Capital Market under the symbol “CMMB.”

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, among other things, statements regarding the Company’s ability to regain compliance with Nasdaq’s Marketplace Rule 5550(a)(2) prior to the expiration of the 180-day grace period discussed in this press release; clinical development pathway for CM-101; the expectation that Chemomab will report topline data from the PSC clinical trial by mid-year 2024; the length, duration and impact of the war in Israel on Chemomab’s business and operations; the future operations of Chemomab and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones; the nature, strategy and focus of Chemomab; the development and commercial potential and potential benefits of any product candidates of Chemomab; and that the product candidates have the potential to address high unmet needs of patients with serious fibrosis-related diseases and conditions. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based upon Chemomab's current expectations. Forward-looking statements involve risks and uncertainties. Because such statements deal with future events and are based on Chemomab's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Chemomab could differ materially from those described in or implied by the statements in this presentation, including those found under the caption "Risk Factors" and elsewhere in Chemomab's filings and reports with the SEC. Chemomab expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Chemomab's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need. Based on the unique and pivotal role of CCL24 in promoting fibrosis and inflammation, Chemomab developed CM-101, a monoclonal antibody that neutralizes CCL24 activity. In clinical and preclinical studies, CM-101 appears safe, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported positive results from three clinical trials of CM-101 in patients, including a Phase 2a liver fibrosis trial in NASH patients and an investigator-initiated study in patients with severe lung injury. A Phase 2 trial in primary sclerosing cholangitis has completed patient enrollment, with topline data expected midyear 2024. Chemomab’s CM-101 program for the treatment of systemic sclerosis is Phase 2-ready with an open U.S. IND. For more information about Chemomab, visit chemomab.com.

Contacts:

Media and Investors:
Barbara Lindheim
Consulting Vice President, Investor & Public Relations,
Strategic Communications
Phone: +1 917-355-9234
barbara.lindheim@chemomab.com
IR@chemomab.com